Fact Sheet for Term Sheet No. 1907AE Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: December 24, 2013
Review Notes Linked to the Price of Palladium due January 7, 2015
Premium payment upon automatic call; return of initial investment if downside barrier is not breached; full downside exposure if downside barrier is breached

General

The notes are designed for investors who seek early exit prior to maturity at a premium if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are not automatically called and the Final Price of the Underlying is greater than or equal to the Trigger Price, investors will receive $1,000 per $1,000 Face Amount of notes. However, if the notes are not automatically called and the Final Price of the Underlying is less than the Trigger Price, investors will lose 1.00% of the Face Amount of their notes for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons or dividends, and investors should be willing to lose a significant portion or all of their initial investment if the notes are not automatically called and the Final Price is less than the Trigger Price. Any payment at maturity or upon an Automatic Call is subject to the credit of the Issuer.

Note Characteristics

- Potential to receive a call premium upon an Automatic Call.
- No protection against loss if the notes are not called and the Final Price is less than the Trigger Price.

Risk Considerations

- Appreciation potential limited to the applicable call premium.
- You will lose a significant portion or all of your investment in the notes if the notes are not called and the Final Price is less than the Trigger Price.
- Potential early exit as a result of the Automatic Call feature.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Payment Upon an Automatic Call

First Review Date: Is Closing Price ≥ Initial Price?	Yes, Automatic Call →	Face Amount plus 3.250% return*
Second Review Date: Is Closing Price ≥ Initial Price?	Yes, Automatic Call →	Face Amount plus 6.500% return*
Third Review Date: Is Closing Price ≥ Initial Price?	Yes, Automatic Call →	Face Amount plus 9.750% return*
	Yes, Automatic Call →	Face Amount plus 13.000% return*
Is Final Price ≥ Initial Price?	No →	See following page

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Summary of Indicative Terms

CUSIP:	25152RGQ0
Issuer:	Deutsche Bank AG, London Branch
Issue Price	100% of the Face Amount
Maturity/Tenor:	Approximately 12 months
Underlying	Palladium
Face Amount:	$1,000
Automatic Call:	• The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to the Face Amount *plus* the product of the Face Amount and the applicable call premium, calculated as follows: $1,000 + ($1,000 x 3.250%) if called on the first Review Date $1,000 + ($1,000 x 6.500%) if called on the second Review Date $1,000 + ($1,000 x 9.750%) if called on the third Review Date $1,000 + ($1,000 x 13.000%) if called on the final Review Date
Payment at Maturity:	• If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price: $1,000 • If the notes are not automatically called and the Final Price is less than the Trigger Price: $1,000 + ($1,000 x Underlying Return) *You will lose a significant portion or all of your investment at maturity if the Final Price is less than the Trigger Price.*
Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trigger Price	85.00% of the Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates.
Closing Price:	On any trading day, the afternoon fixing level per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market ("LPPM") authorized to effect such delivery, stated in U.S. dollars. For reference purposes only, the Bloomberg ticker symbol for the underlying commodity is "PLDMLNPM." **If the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price for the Underlying in good faith and in a commercially reasonable manner or postpone the Averaging Dates as described under "Description of Securities – Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.**
Review Dates:	March 27, 2014 (first Review Date), June 27, 2014 (second Review Date), September 29, 2014 (third Review Date) and January 2, 2015 (final Review Date)
Call Settlement Dates:	The third business day after the applicable Review Date. For the final Review Date, the Call Settlement Date will be the Maturity Date.
Trade Date:	December 27, 2013
Settlement Date:	January 2, 2014
Averaging Dates:	December 26, 2014, December 29, 2014, December 30, 2014, December 31, 2014 and January 2, 2015
Maturity Date:	January 7, 2015
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1907AE.

The Issuer's estimated value of the notes on the Trade Date is approximately $965.00 to $985.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 1907AE for additional information.

For more information regarding this offering, please refer to the term sheet No. 1907AE on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313007425/dp42773_fwp-ts1907ae.htm.

Calculating the Payment at Maturity
If the notes are not automatically called prior to the final Review Date, for every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call or at Maturity
The hypothetical returns set forth below assume a Trigger Price equal to 85.00% of the Initial Price and the call premiums applicable to the first, second, third and final Review Dates of 3.250%, 6.500%, 9.750% and 13.000%, respectively. The actual call premium will be set on the Trade Date.

Underlying Appreciation/ Depreciation on Each Review Date	Return at First Review Date	Return at Second Review Date	Return at Third Review Date	Return at Final Review Date
100.00%	3.250%	6.500%	9.750%	13.000%
80.00%	3.250%	6.500%	9.750%	13.000%
50.00%	3.250%	6.500%	9.750%	13.000%
20.00%	3.250%	6.500%	9.750%	13.000%
10.00%	3.250%	6.500%	9.750%	13.000%
0.00%	3.250%	6.500%	9.750%	13.000%
-5.00%	N/A	N/A	N/A	0.000%
-10.00%	N/A	N/A	N/A	0.000%
-15.00%	N/A	N/A	N/A	0.000%
-20.00%	N/A	N/A	N/A	-20.000%
-50.00%	N/A	N/A	N/A	-50.000%
-80.00%	N/A	N/A	N/A	-80.000%
-100.00%	N/A	N/A	N/A	-100.000%

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the notes are automatically called and whether the Final Price is less than the Trigger Price. If the notes are not called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return, and you will lose 1.00% of the Face Amount of your notes for every 1.00% by which the Final Price is less than the Initial Price, with a maximum loss of 100.00% of your initial investment. Under these circumstances, you will lose a significant portion or all of your investment.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE APPLICABLE CALL PREMIUM — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, you will receive on the applicable Call Settlement Date a payment per $1,000 Face Amount of notes equal to $1,000 plus the product of $1,000 and the applicable call premium, regardless of the appreciation in the Underlying, which may be significant. The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the Trade Date, but will not be less than 3.250%, 6.500%, 9.750% and 13.000%, respectively. Accordingly, the maximum return on the notes will be limited to the call premium of 13.000% for the final Review Date.

REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the Maturity Date.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

PRICES OF COMMODITIES ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Investments linked to the prices of commodities, such as palladium, are considered speculative and the prices for commodities such as palladium may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in palladium and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters. These factors may affect the price of palladium and the value of your notes in varying and potentially inconsistent ways.

THE MARKET FOR PALLADIUM SUFFERS FROM SYSTEMIC RISKS  — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive.  The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the palladium supply tend to have an exaggerated effect on the price of palladium. Key factors that may influence prices are the policies and production and cost levels in the most important palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of palladium in times of crises may also have a short-term negative impact on the price of palladium and may adversely affect the value of the notes. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair palladium’s price performance which may, in turn, have an adverse effect on the value of the notes. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium as a catalytic converter, accounts for more than 50% of the industrial use of palladium, and a renewed decline in the global automotive industry may impact the price of palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

RISKS RELATED TO TRADING OF COMMODITIES — The Closing Price is determined by the LLPM. The LLPM is a self-regulatory association of bullion market participants. Although all market-making members of the LLPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LLPM itself is not a regulated entity. If the LLPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LLPM price fixings as a global benchmark for the value of palladium may be adversely affected. The LLPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LLPM trading. For example, there are no daily price limits on the LLPM, which would otherwise restrict fluctuations in the prices at which commodities trade on the LLPM. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of palladium and not to a diverse basket of commodities or a broad-based commodity index. The price of palladium may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN PALLADIUM — The amount owed on the notes is based on the Underlying Return. Your payment on the notes may be less than you would have received had you invested directly in palladium.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying may bear little relation to the historical prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, the Closing Price on each Review Date and Averaging Date, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount you receive at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) your gain or loss on the notes should be short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be long-term capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 1907AE entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1907AE for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1907AE and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1907AE and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.